Exhibit 10.7

May 17, 2012

Amit Munshi

Dear Amit:

I am pleased to offer you a position with Fourteen22, Inc., a Delaware corporation (the “Company”), as its Chief Executive Officer, reporting to the Board of Directors of the Company. If you accept this offer, the Board of Directors will also appoint you as a Director of the Company and its President to serve during the period that you are the Chief Executive Officer of the Company. The location of your employment will be the greater Boston, MA area although you may work part-time from your home in the State of New York, at the discretion of the Board of Directors of the Company.

If you decide to join us, you will receive an annual base salary of three hundred seventy five thousand dollars ($375,000), which will be paid in accordance with the Company’s normal payroll procedures and less applicable withholdings. As an employee, you will be eligible to participate in Company-sponsored benefits available to Company employees (e.g., health plan reimbursement, dental insurance). You will also be entitled to four (4) weeks per year of vacation, to be taken consistent with the Company’s policies. You should note that the Company may modify job titles and salaries and may modify or terminate benefits from time to time as it deems necessary or appropriate, including in connection with performance evaluations.

In addition to your base salary, you also will have the opportunity to earn an annual bonus up to thirty-five percent (35%) of your base salary (less applicable withholdings). Bonus objectives and targets will be set and agreed between you and the Company’s Board of Directors. The Board of Directors of the Company will, in its sole discretion, determine whether the bonus objectives and targets have been met and the amount of any bonus. Such bonuses, if earned, will be paid as soon as practicable after the Board of Directors determines that the bonus has been earned, but in no event shall the bonus be paid after March 15 of the calendar year following the calendar year in which the bonus is earned.

In addition, if you join the Company, the Board of Directors will grant you an option to purchase 924,158 shares of the Company’s Common Stock, representing four percent (4%) of the current fully diluted outstanding shares (including issued and outstanding common stock, as well as common stock reserved for issuance upon conversion of preferred stock or upon exercise of stock options granted or included in the option pool), at a price per share equal to the fair market value per share of the Common Stock on the date of grant, as determined by the Company’s Board of Directors. If the number of Common shares of the Company increases due to the purchase of additional tranches of Series A Preferred shares, as currently contemplated by the Company’s Amended Series A Preferred Stock and Warrant Purchase Agreement, dated as of April 3, 2012 (the “Purchase Agreement”), then you will be granted additional options to maintain approximately four percent (4%) equity interest in the Company; provided that you remain the CEO of the Company at the time of the additional tranche(s).

In addition, you will be eligible to receive (a) additional option grants (as described below) and (b) a one-time cash bonus of up to one hundred thousand dollars ($100,000), each at the discretion of the Company’s Board of Directors, if within twelve (12) months of the commencement of your employment by the Company, the Company accomplishes an Equity Financing and/or a Strategic Partnership Milestone. As used herein, “Equity Financing” means completion of additional preferred equity financing(s) of the Company by new investors, resulting in the receipt by the Company on or before the first anniversary of the commencement of your employment by the Company of at least twenty five million dollars ($25,000,000), at a increase in per share price of the preferred shares of the Company in such financing of at least ten percent (10%) as compared to the Series A Preferred price per share. As used herein, “Strategic Partnership Milestone” means the closing of one or more strategic partnering transactions relating to the development and/or commercialization of one or more of the Company’s biosimilar products that provides to the Company (i) at least twenty five million dollars ($25,000,000) in initial payments and non-contingent milestone payments to the Company within the twelve (12) month period from the effectiveness of such a transaction, and (ii) at least fifty million dollars ($50,000,000) in aggregate payments to the Company, in each case, excluding amounts received by the Company for equity investments in the Company or debt financing.

If the Equity Financing is achieved, then you will be granted additional stock options to maintain a four percent (4%) equity interest in the Company, on a fully-diluted basis, assessed as of the closing of the Equity Financing. If the Strategic Partnership Milestone is achieved, you will be granted additional stock options representing an additional one percent (1%) equity interest in the Company, on a fully diluted basis, determined as of the closing of the Strategic Partnership.

Twenty five percent (25%) of the shares subject to the options granted to you shall vest on the one year anniversary of your start date, subject to your continuing employment with the Company, and no shares shall vest prior to such date. The remaining shares shall vest monthly over the next thirty-six (36) months in equal monthly amounts subject to your continuing employment with the Company. This option grant shall be subject to the terms and conditions of the Company’s 2011 Equity Incentive Plan and stock option agreement. No right to any stock is earned or accrued until such time that vesting occurs, nor does any grant confer any right to continue vesting or employment.

Notwithstanding the foregoing, if within twelve (12) months following either an Acquisition or Asset Transfer (each as defined in the Company’s Certificate of Incorporation, as may be amended from time to time, the Company terminates your employment without Cause or you resign for Good Reason (each as defined on Exhibit A hereto), then (a) one hundred percent (100%) of the shares subject to the option(s) granted you shall become fully vested, and (b) you will be entitled to continue to receive for a period of nine (9) months, (i) your monthly base salary, and (ii) health benefits through the Company at active employee rates. If, in the absence of an Acquisition or Asset Transfer, the Company terminates your employment without Cause or you resign for Good Reason, then you will be entitled to continue to receive for a period of six (6) months, (i) your monthly base salary, and (ii) health benefits through the Company at active employee rates.

The Company is excited about your joining and looks forward to a beneficial and productive relationship. Nevertheless, you should be aware that your employment with the Company is for no specified period and constitutes at-will employment. As a result, you are free to resign at any time, for any reason or for no reason. Similarly, the Company is free to conclude its employment relationship with you at any time, with or without cause, and with or without notice. We request that, in the event of resignation, you give the Company at least two weeks notice.

The Company reserves the right to conduct background investigations and/or reference checks on all of its potential employees. This offer of employment and this letter agreement, therefore, is contingent upon and subject to satisfactory clearance of such a background investigation and/or reference check, if any.

For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your date of hire, or our employment relationship with you may be terminated.

We also ask that, if you have not already done so, you disclose to the Company any and all agreements relating to your prior employment that may affect your eligibility to be employed by the Company or limit the manner in which you may be employed. It is the Company’s understanding that any such agreements will not prevent you from performing the duties of your position and you represent that such is the case. Moreover, you agree that, during the term of your employment with the Company, you will not engage in any other employment, occupation, consulting or other business activity directly related to the business in which the Company is now involved or becomes involved during the term of your employment, nor will you engage in any other activities that conflict with your obligations to the Company. Similarly, you agree not to bring any third party confidential information to the Company, including that of your former employer, and that in performing your duties for the Company you will not in any way utilize any such information.

As a Company employee, you will be required to comply with the Company’s policies and standards.

As a condition of your employment, you must sign and comply with the Company’s At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement which requires, among other provisions, the assignment of patent rights to any invention made during your employment at the Company, and non-disclosure of Company proprietary information. In the event of any dispute or claim relating to or arising out of our employment relationship, you and the Company agree that (i) any and all disputes between you and the Company shall be fully and finally resolved by binding arbitration, (ii) you are waiving any and all rights to a jury trial but all court remedies will be available in arbitration, (iii) all disputes shall be resolved by a neutral arbitrator who shall issue a written opinion, (iv) the arbitration shall provide for adequate discovery, and (v) the Company shall pay all the arbitration fees, except an amount equal to the filing fees you would have paid had you filed a complaint in a court of law. Please note that we must receive your signed Agreement before your first day of employment.

To accept the Company’s offer, please sign and date this letter in the space provided below. A duplicate original is enclosed for your records. If you accept our offer, your first day of employment will be on or before May 21, 2012. This letter, along with any agreements relating to proprietary rights between you and the Company, set forth the terms of your employment with the Company and supersede any prior representations or agreements including, but not limited to, any representations made during your recruitment, interviews or pre-employment negotiations, whether written or oral. This letter, including, but not limited to, its at-will employment provision, may not be modified or amended except by a written agreement signed by the President of the Company and you. This offer of employment will terminate if it is not accepted, signed and returned by May 18, 2012.

We look forward to your favorable reply and to working with you at Fourteen22, Inc.

Sincerely,

/s/ Scott Rocklage
Scott Rocklage

Agreed to and accepted:

Signature:	/s/ Amit Munshi

Printed Name:	Amit Munshi

Date:	19 MAY 2012

Enclosure

Employment, Confidential Information, Invention Assignment and Arbitration Agreement

Exhibit A

Definitions

For purposes of this offer letter, “Cause” means (i) the employee’s repeated failure, in the reasonable judgment of the Company’s Board of Directors, to substantially perform his assigned duties or responsibilities as an employee as directed or assigned by the Board of Directors and/or the Chief Executive Officer (other than a failure resulting from employee’s disability (as defined in Section 22(e)(3) of the Internal Revenue Code of 1986, as amended) after written notice thereof from the Company to the employee describing in reasonable detail the employee’s failure to perform such duties or responsibilities and the employee having had the opportunity to address the Board of Directors, with counsel, regarding such alleged failures and his failure to remedy same within thirty (30) days of receiving written notice; (ii) the employee engaging in gross misconduct or in knowing and intentional illegal conduct; (iii) the employee’s material breach of the terms of any confidentiality agreement or invention assignment agreement between the employee and the Company (or any affiliate of the Company); or (iv) the employee being convicted of, or entering a plea of nolo contendere to, a felony or committing any act of moral turpitude, dishonesty or fraud against, or the misappropriation of material property belonging to, the Company or its affiliates.

For purposes of this offer letter, “Good Reason” means the employee’s resignation within thirty (30) days following the expiration of any Company cure period (described below) following the occurrence of one or more of the following, without the employee’s written consent: (i) the material reduction of the employee’s authority, duties or responsibilities; or (ii) a material reduction in the employee’s annual base salary (other than a reduction generally associated across the management team or Company. The employee may not resign for Good Reason without first providing the Company with written notice of the acts or omissions constituting the grounds for “Good Reason” within ninety (90) days of the initial existence of the grounds for “Good Reason” and a reasonable cure period of not less than sixty (60) days following the date of such notice (during which the grounds have not been cured).